Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, NY 10019-6022 United States

Direct line +1 212-318-3151
Scott.Saks@nortonrosefulbright.com

Tel +1 212 318 3000
Fax +1 212 408 5100
nortonrosefulbright.com

February 13, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julie Sherman
Al Pavot
Benjamin Richie
Loan Lauren Nguyen

Re:	SHL Telemedicine Ltd.
Draft Registration Statement on Form 20FR12B
Submitted December 29, 2022
CIK No. 0001166834

Ladies and Gentlemen:

On behalf of SHL Telemedicine Ltd. (“SHL” or the “Company”), we are confidentially submitting this letter with the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Comment Letter from the Staff, dated January 25, 2023 (the “Comment Letter”), with respect to the initial Draft Registration Statement on Form 20-F (“Submission No. 1”) submitted by the Company to the Commission by the Company on December 29, 2022. Concurrently with the submission of this response letter, the Company is confidentially submitting via EDGAR to the Commission a second Draft Registration Statement on Form 20-F (“Submission No. 2”), which has been revised to reflect the Company’s responses to the Comment Letter. For your convenience, the Company is also providing to the Staff a supplemental typeset copy of Submission No. 2 marked to show the changes from Submission No. 1.

The Company hereby requests confidential treatment of this letter and Submission No. 2 pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83).

For ease of review, we have set forth below each of the Staff’s numbered comments contained in the Comment Letter in bold italics type followed by the Company’s responses thereto. Page references in the Staff’s numbered comments below are to the page numbers contained in the Comment Letter corresponding to Submission No. 1. Page references in the Company’s responses below correspond to the page numbers in Submission No. 2.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

February 13, 2023

Geographic Operations, page 25

1.	Please add disclosure in this section that quantifies your sales in each market. Based on the disclosures on page F-15, it appears that your United States sales activity is immaterial.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by revising the disclosures on pages 25 through 27 of Submission No. 2 to quantify the sales in each geographic segment for financial reporting contained in its consolidated financial statements and to clarify that the European and Rest of World geographic segments for financial reporting contained in its consolidated financial statements consist of its German and U.S. operations, respectively.

SHL’s Geographic Operations, page 25

2.	You disclose that you are currently seeking FDA over the counter clearance to allow you to sell your SmartHeart® platform directly to consumers in the U.S. Please balance your disclosure to describe the timeline and any outstanding material issues which need to be addressed prior to clearance.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by revising the disclosure on page 26 of Submission No. 2 to indicate that it is in the process of preparing the materials and documentation it believes are necessary for FDA OTC clearance for SmartHeart® through the 510(k) pathway, based on the FDA’s feedback to a pre-submission that it made with the FDA and including cautionary language regarding its ability to obtain 510(k) OTC clearance from the FDA, and the time period therefor, together with a cross-reference to the related regulatory risk factor contained on page 4 under the heading “Risk Factors” in Item 3. Key Information of Submission No. 2.

Regulations in General, page 29

3.	We note that on August 31, 2021, SHL expanded its presence in Israel by acquiring 70% of Mediton Group, a healthcare service provider working with institutions and payers, governmental entities, and large employer customers. Tell us what consideration you have given to expanding the disclosure here to address regulations under Israeli law.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by expanding the disclosure on pages 28 to 30 of Submission No. 2 to include a discussion of regulations applicable to SHL and Mediton under Israeli law.

Strategic Relations, page 33

4.	You state that you have entered into relationships with certain partners within the healthcare industry. Please expand your disclosure regarding these partnerships to discuss the material terms of such agreements, such as obligations under the agreements, and the intellectual property rights of each party.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the references to its relationships with certain partners within the healthcare industry are references to its relationships with its business customers in the healthcare industry, as opposed to joint venture partners. In response to the Staff’s comment, the Company has revised the references to “partners” in this section and throughout Submission No. 2 to refer to the Company’s customers. Furthermore, the Company supplementally confirms to the Staff that the Company’s customer contracts do not involve the sale or transfer of the Company’s or its customers’ intellectual property rights.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

February 13, 2023

5.	Revise to include additional details regarding your multi-year agreement with a leading German health insurance fund that provides health insurance to about 30% of the German population and file the related agreement as it appears material to you.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company has various multi-year-agreements with a number of leading German statutory health insurance funds and that those statutory health insurance funds collectively provide health insurance coverage to approximately 30% of the German population in the aggregate. In response to the Staff’s comment, the Company has revised the applicable disclosures accordingly under the new heading “Customer Relationships” on page 32 of Submission No. 2. In addition, the Company has expanded the disclosure under the revised heading “Customer Relationships” on page 32 of Submission No. 2 to include the principal terms of its agreements with these German statutory health insurance funds generally and supplementally advises the Staff that it does not believe that any of its agreements with these statutory health insurance funds is individually material to the Company or its business as a whole.

Impact of COVID-19 on Our Business and Operations, page 39

6.	We note that certain “operational changes are ongoing, causing decreased operational efficiency and increased costs.” Please revise to provide more detail regarding the referenced challenges the Company is facing and how the Company intends to mitigate and, ultimately, eliminate these negative effects.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by revising the disclosures on pages 38 and 39 of Submission No. 2 to provide additional details regarding the referenced challenges and the applicable impacts of these conditions and challenges on the Company. In addition, the Company has added a risk factor regarding the COVID-19 pandemic entitled “The ongoing COVID-19 pandemic continues to present operation, health, labor, logistics and other challenges, and it is difficult to assess the ultimate impact of the COVID-19 pandemic on our business, financial condition and cash flows” on page 6 under the heading “Risk Factors” in Item 3. Key Information of Submission No. 2 and has included a cross-reference to that risk factor under the heading “Impact of COVID-19 on Our Business and Operations” on page 38 of Submission No. 2.

Financial Income (Expenses), page 45

7.	Given the material impact on your net income and loss, please expand your disclosure to identify the specific market factors, estimates and assumptions that caused the significant variances in your share option income and expense for all periods presented. Also, identify the specific foreign currency gain (loss) fluctuations that primarily caused your exchange rate variances as well as the material adjustments to your comprehensive loss in 2022. See the guidance in Item 5.A. of Form 20-F.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by revising the disclosures on page 44 of Submission No. 2 to identify the reasons for the variances in its share option income and expenses and to identify the specific foreign currency gain (loss) fluctuations related to exchange rate differences.

Liquidity, page 51

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

February 13, 2023

8.	Your liability for share options exceeds 20% of total liabilities at June 30, 2022. Please expand the corresponding disclosure on pages 53-54 to fully explain to readers how this liability is expected to impact your liquidity. If the liability is expected to be fully satisfied using proceeds from future exercise of the corresponding options then please clearly discuss that expectation. Disclose also the expiration dates of these share options.

Response: The Company respectfully acknowledges the Staff’s comment and has complied with the comment by revising the disclosure on pages 52 and 53 of Submission No. 2 to explain that upon exercise of these options, the Company is only obligated to issue its ordinary shares in settlement of this liability. Therefore, from a liquidity perspective, the settlement will require no use of funds by the Company and accordingly is not expected to negatively impact liquidity, and to include the expiration dates of these share options.

Sellers Put Option, page 55

9.	Please disclose in this section the known factors which could cause the put option purchase price to materially differ from the corresponding liability recognized on your Balance Sheets. Also, please clarify for us how you determined that the Balance Sheet classification of the non-controlling interest within equity is compliant with IFRS.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that in respect to the classification of the non-controlling interest (“NCI”) within equity there is no explicit guidance in IFRS as how to account for put options that are granted to the NCI at the date of acquiring control. The IFRS Interpretations Committee (“IFRS IC”) considered a request in 2016 regarding how an entity accounts for an NCI put in its consolidated financial statements where the NCI put has an exercise price that will be settled by delivery of a variable number of the parent’s own equity instruments. Specifically, the IFRS IC was asked to consider whether, in its consolidated financial statements, the parent recognizes (a) a financial liability representing the present value of the option’s exercise price – meaning that the gross liability or (b) NCI and a derivative financial liability presented on a net basis measured at fair value.

The IFRS IC was also asked whether the parent applies the same accounting in its consolidated financial statements for NCI puts for which the parent has the choice to settle the exercise price either in cash or by way of delivery of a variable number of its own equity instruments to the same value. The IFRS IC decided in November 2016 not to add this issue to its agenda.

Given that the IFRS IC did not conclude on this matter, in practice both approaches to accounting for an NCI put – for which the parent must or has the choice to settle the exercise price by way of delivery of a variable number of its own equity shares – are acceptable. Therefore, the parent is permitted to measure the financial liability at the present value of the option’s exercise price or record NCI and account for the put as a derivative financial liability measured at its fair value. Please see reference to the two approaches in professional literature attached as Annex A hereto.

The Company elected to use approach (b) as described above. Accordingly, the NCI continues to be recorded in equity and is allocated a portion of the profit and loss and other comprehensive income based on the NCI’s equity interest in the Mediton Group. In addition, the put option, which is considered a derivative under IFRS 9, is measured at fair value through profit or loss.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

February 13, 2023

Because the liability on the balance sheet represents the net fair value of the put option, and not the gross liability to be paid in shares or in cash, the Company does not believe a direct comparison of the gross purchase price versus the fair value of the liability is meaningful to investors. Accordingly, the Company has complied with this comment by adding disclosure on page 54 of Submission No. 2 to include the estimated gross liability of the put option as of June 30, 2022 and December 31, 2021. In addition, the Company has added disclosure to indicate that the liability may be settled in cash or through the issuance of its ordinary shares, and the principal factor that could cause a material change in the amount of the liability is a significant change in the EBITDA of the Mediton Group in the period prior to when the put option could be exercised.

Intellectual Property, page 56

10.	We note your statement that you have a number of design patents and trademarks. Please revise to disclose the owned patents, type of patent protection, identification number, jurisdiction in which the protection is held, and patent expiration dates. Please also update your discussion to include the timeline of your specific trademarks, whether they are currently in active use, and whether they must be in continued use or will be maintained until a third-party challenge. In this regard, a tabular format may be useful.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by revising the disclosure under the heading “Intellectual Property” on pages 54 and 55 of Submission No. 2 to include a table with the relevant details of the primary patents and trademarks that the Company believes are material to its business.

Aggregate Compensation of Office Holders, page 60

11.	Please update the Aggregate Compensation of Office Holders table and the Compensation of Office Holders table to disclose the total compensation paid to each individual for your most recent completed full financial year.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by updating the disclosure to include the aggregate compensation expense to its directors and executive officers for the year ended December 31, 2022 under the heading “Aggregate Compensation of Office Holders” and the table under the heading “Individual Compensation of Office Holders” table on page 59 of Submission No. 2.

Legal Proceedings, page 80

12.	Please revise your disclosure to include an update detailing the current state of the Swiss Takeover Board proceeding.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that although the Company was not a direct party to the Swiss Takeover Board proceeding it is not aware of any further developments since the November 5, 2019 publication of the TOB or any additional proceedings in these matters.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

February 13, 2023

Quantitative and Qualitative Disclosures About Market Risk, page 108

13.	Please revise your disclosure throughout this section to provide a greater qualitative discussion of the information presented in the tables, any related assumptions necessary to understand the information presented, and how the risks are managed. Refer to Item 11 of Form 20-F.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by revising the disclosures on pages 107 to 109 of Submission No. 2 to provide a greater qualitative discussion of the information presented in the tables under the headings “Foreign Currency Risk” and “Interest Rate Risk” in accordance with Item 11 of Form 20-F.

Inventory, page F-3

14.	We note that inventory comprises over 10% of your current assets. Please explain to us how you reasonably concluded that your $5 million inventory balance at June 30, 2022 was not impaired given that your product sales for the period were less than $700,000 and your recent product sales margins were negative (page F-83). Further, if it may take multiple years to sell your inventory, then please explain why none of the inventory is classified as long-term.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company’s inventory increased during the second half of 2021 and in the first half of 2022 primarily due to the acquisition of new SmartHeart® units intended largely for the Israeli and U.S. markets as part of its growth strategy based on the following factors:

1.	a projected increase in U.S. sales as a result of new agreements entered into with the Mayo Clinic, CVS and Henry Schein, and other health care players in the US, which the Company believes have the infrastructure and capabilities to drive increased sales of SmartHeart® in the US;
2.	long lead items required for critical components of its SmartHeart® product;
3.	potential supply chain challenges;
4.	a projected increase in use and sales of SmartHeart® devices in Israel, as we promote SmartHeart® as the main ECG technology to our new Israeli subscribers, as well as to our current subscriber base; and
5.	future FDA over-the-counter clearance for SmartHeart® in the U.S.

The Company believes this is a reasonable amount to support projected near term sales based on the above factors and assumptions. During 2021, the Company purchased a large quantity of spare parts for future maintenance of its SmartHeart® devices acquired. On December 31, 2021, the Company recorded a provision for excess inventory of spare parts in the amount of approximately $400,000 which was recorded in the line item “cost of devices.” This resulted in a negative gross margin of $10,000.

Financial Statements

Note 5. Acquisition of Subsidiaries, page F-51

15.	We see that you acquired a 70% interest in Mediton Group for approximately $26 million and we see that you included one year of audited financial statements for Mediton for the year ended December 31, 2020 and interim financial statements for the six months ended June 30, 2021. Please provide us with your significance tests as set forth under Rule 1- 02(w) along with your basis for providing one year audited financial statements.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

February 13, 2023

Response: The Company respectfully acknowledges the Staff’s comment and, in accordance with the Staff's request, is supplementally providing the Staff the following significance test and analysis the Company utilized to determine that one year of audited financial statements for Mediton for the year ended December 31, 2020 and interim financial statements for Mediton for the six months ended June 30, 2021 were required for the Company’s Registration Statement on Form 20-F.

Significance Test Results

Significance
Asset Test	15%
Investment Test	10%
Income Test – Revenue Component	31%
Income from Continuing Operations Component	100%

In performing the analysis, the Company utilized the significance tests outlined in Rule 1-02(w) of Regulation S-X, as well as the reporting thresholds outlined in Rule 3-05 of Regulation S-X. Specifically, the Company determined that the only "condition" that exceeded 20% was the income test described in Rule 1-02(w)(1)(iii) of Regulation S-X (both the revenue and income from continuing operations components) . Further, as required by Rule 3-05(b)(2) of Regulation S-X, the Company utilized the "lower of the total revenue component or income or loss from continuing operations component for evaluating the income test condition", which resulted in a revenue component amount of 31%. Thus, the Company concluded that, in accordance with Rule 3-05(b)(2)(ii) of Regulation S-X, it would be appropriate to provide audited financial statements of Mediton solely for the most recent fiscal year prior to the date of the acquisition, together with financial statements of Mediton for the six months ended June 30, 2022.

Asset test

USD in thousands
Total Assets December 31, 2020
SHL	$64,818
Mediton (70%)	$9,433
Significance	15%

Mediton
December 31, 2020
Total Assets	$13,476
SHL holding	70%
Mediton (70%)	$9,433

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

February 13, 2023

Investment test

SHL Market value*	$267,529
Purchase price**	$26,694
Significance	10%

* In thousands

** including consideration transferred and transaction cost

SHL Market Value:

Share price	16.84 CHF	*
Outstanding shares	14,492,380
Market value (CFC) (in thousand)	244,052 CHF
Market value (USD) (in thousand)	$267,529

* Average share price has been calculated in accordance with Rule 1-02(w)(1)(i)(A)(3) of Regulation S-X

Revenue Test

USD in thousands	FY 2020
Revenue
SHL	$40,164
Mediton (70%)	$12,412
Significance	31%

FY 2020
Mediton Revenue	$17,732
SHL holding	70%
$12,412

Income Test

In thousand USD

Year ended December 31, 2020

Profit before tax*

SHL: $77

Mediton: $2,975 * 70%= $2,082

* The results of the calculation would result in an amount greater than 100%.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

February 13, 2023

Note 12, page F-56

16.	Please provide disclosure that reconciles between the $15,713 of goodwill allocated to international cash generating units and the amounts reported on page F-88 as allocated Europe non-current assets. It is not clear how the international goodwill has been included in the allocated non-current asset disclosures.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by revising Note 26c to the annual financial statements as of December 31, 2021, which pertains to the goodwill allocation, as follows to reflect the correct allocation of the goodwill between Europe and Israel:

2021	Europe	Israel	Rest of world	Unallocated assets	Total
None-current assets	27,697	45,376	-	2,260	75,333

2020	Europe	Israel	Rest of world	Unallocated assets	Total
None-current assets	27,529	12,228	-	2,149	41,906

Exhibits

17.	In a subsequent amendment, please include all exhibits, including your material contracts. This includes, but may not be limited to, the 2021 Executive and Key Employee Israeli Share Incentive Plan, consulting agreement with Irit Alroy, SHL Rashlatz- Rehovot Medical Services Ltd.’s share purchase agreement and consents of experts. Refer to Instructions as to Exhibits on Form 20-F.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

February 13, 2023

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by including certain of the additional required exhibits in Submission No. 2, and will include all remaining exhibits required by the Instructions as to Exhibits on Form 20-F in a subsequent submission prior to the public filing of the Registration Statement.

General

18.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally confirms to the Staff that as the Company’s Registration Statement on Form 20-F does not relate to an offering under the Securities Act, it has not presented, nor has it authorized anyone to present on its behalf, any written communications, as defined in Rule 405 promulgated under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

* * *

We hope that the foregoing responses, together with the revisions contained in Submission No. 2, are responsive to the Staff’s comments. Please do not hesitate to contact the undersigned, Scott R. Saks, of Norton Rose Fulbright US LLP, counsel to the Company, at (212) 318-3151 or at scott.saks@nortonrosefulbright.com, or my partner, Sheldon G. Nussbaum, at (212) 318-3254 or at sheldon.nussbaum@nortonrosefulbright.com with any questions or comments or if you require any further information or it would otherwise facilitate the Staff’s review.

Very Truly Yours

By:	/s/ Scott R. Saks
Scott R. Saks

cc:	Erez Nachtomy (SHL Telemedicine Ltd.)
Amir Hai (SHL Telemedicine Ltd.)
Sheldon G. Nussbaum (Norton Rose Fulbright US LLP)
Amelia Zhang (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

ANNEX A

7.3.250 Written put option to be settled in shares of parent

7.3.250.10 The discussion in this section considers three different scenarios in which non-controlling shareholders have a right to put the subsidiary's equity shares to the parent in exchange for equity shares of the parent.

7.3.250.20 In Scenario 1 , a subsidiary issues equity shares to non-controlling shareholders and a parent writes put options that give the non-controlling shareholders a right to put their equity shares in the subsidiary to the parent in exchange for a fixed number of the parent's equity shares. In this case, in the parent's consolidated financial statements, the option gives non-controlling shareholders a right to exchange a fixed number of one class of non-derivative own equity instruments for a fixed number of a different class of non-derivative own equity instruments. In our view, such a contract should be classified as equity (see 7.3.230.20).

7.3.250.30 In Scenario 2, a subsidiary issues equity shares to non-controlling shareholders and a parent writes put options that give the non-controlling shareholders the right to put their equity shares in the subsidiary to the parent in exchange for a variable number of the parent's equity shares. In this case, IAS 32 is not clear about how such instruments held by non-controlling shareholders should be classified in the parent's consolidated financial statements.

7.3.250.40 In our view , an entity should choose one of the following accounting policies, to be applied consistently, to account for such instruments.

• Approach 1: Classify the subsidiary's shares held by non-controlling shareholders together with the put options as financial liabilities. Under this approach, in accordance with paragraph AG29 of IAS 32, taking into account all of the terms and conditions agreed between members of the group and the holders of the instrument, the subsidiary's shares are effectively considered to be non-derivative contracts - i.e. a contractual obligation for the parent to deliver a variable number of its own equity shares – and there is no separate accounting for the put options (see 7.3.20.20 and 220.10).

• Approach 2: Account for the written put options separately as derivative liabilities. The basis of this approach is that the put option is a separate instrument and there is no obligation to deliver cash or another financial asset. Accordingly, the subsidiary's shares that are held by non-controlling interest holders are presented as equity reflecting existing ownership interests in the subsidiary and the put option is accounted for at FVTPL in accordance with IFRS 9 (see 7.3.230.10).

7.3.250.50 The put options in Scenario 2 in 7.3.250.30 may be written either together with the issuance of the shares to the noncontrolling shareholders or subsequent to the issuance of these shares. When the put option is written subsequent to the issuance of the shares, under Approach 1 in 7.3.250.40, a reclassification would be required such that a financial liability is recognised and measured at fair value at that date. Under Approach 2 in 7.3.250.40, the put options are recognised as derivative liabilities regardless of the timing of their issuance.

7.3.250.60 Modifying Scenario 2, assume that the parent also has an option to settle by paying cash rather than delivering its own equity shares when the non-controlling shareholders exercise the options and deliver their shares in the subsidiary to the parent. If the parent’s accounting policy is to consider the combination of the shares and the written put options as financial liabilities (Approach 1 in 7.3.250.40), then the existence of the parent's right to settle in cash does not affect its accounting treatment because the combination still represents a financial liability. However, if the parent’s accounting policy is to account for the written put options separately (Approach 2 in 7.3.250.40), then in our view the parent should also choose one of the following accounting policies, to be applied consistently, in respect of the written put options.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

• Recognise a financial liability for the present value of the exercise price: Under this approach, the written put option is a separate instrument that gives rise to a financial liability for the present value of the exercise price in accordance with paragraph 23 of IAS 32. The put option represents an obligation to purchase own shares in the group for cash. In this case, there is an issue of how to account for the debit side of the transaction because NCI are initially recognised separately from the written put option. For further discussion of the accounting for the shares in the subsidiary held by the non-controlling shareholders, see 2.5.690.

• Account for the written put options as derivative liabilities at FVTPL: Under this approach, the shares held by the non-controlling shareholders are classified as equity. The related put options are accounted for as derivative liabilities under IFRS 9 - i.e. at fair value with changes therein recognised in profit or loss. [IAS 32.23, 26-27]

7.3.250.70 We believe that the accounting policy choice in 7.3.250.60 arises because IAS 32 is not clear about the issuer's accounting for a written put option on its own equity instruments if it can avoid delivering cash or another financial asset (see 7.3.280.80).[IU 11-16]

7.3.250.80 To summarise the principles set out in 7.3.250.10-70, the following table contains the various scenanos and the respective classifications in the parent’s consolidated financial statements.

Scenario	Classification

Subsidiary issues equity shares to non-controlling shareholders.

Parent writes put options that give the non-controlling shareholders a right to put their equity shares in the subsidiary to the parent in exchange for a fixed number of the parent’s equity shares.

Classify the subsidiary's shares held by non-controlling shareholders together with the put options as equity.

Subsidiary issues equity shares to non-controlling shareholders. Parent writes put options that give the non-controlling shareholders the right to put their equity shares in the subsidiary to the parent in exchange for a variable number of the parent's equity shares.

Approach 1: Classify the subsidiary’s shares held by non controlling shareholders together with the put options as financial liabilities.

Approach 2: Classify the subsidiary's shares held by non-controlling shareholders as equity. Account for the written put options separately as derivative liabilities.

Subsidiary issues equity shares to non controlling shareholders.

Parent writes put options that give the non-controlling shareholders the right to put their equity shares in the subsidiary to the parent in exchange for a variable number of the parent's equity shares. Parent also has an option to settle by paying cash rather than delivering its own equity shares.

Approach 1: Classify the subsidiary’s shares held by non controlling shareholders together with the put options as financial liabilities.

Approach 2a: Recognise a financial liability for the present value of the exercise price. For further discussion of the accounting for the shares in the subsidiary held by the non controlling shareholders, see 2.5.690.

Approach 2b: Classify the subsidiary's shares held by non-controlling shareholders as equity. Account for the written put options separately as derivative liabilities.